Volcano Kimchi LLC

Profit and Loss
January - December 2020

	TOTAL
Income	
Freight	-31.20
Payment	400.00
Sales	45,707.00
Sales of Product Income	408.00
Square Income	30,941.70
Total Income	**$77,425.50**
Cost of Goods Sold	
Cost of Goods Sold	36.98
Produce	10,876.33
Total Cost of Goods Sold	**10,913.31**
Cost of labor - COS	5,884.88
Supplies	1,555.77
Supplies & Materials - COGS	630.43
Supplies/Labels	1,743.76
Total Supplies & Materials - COGS	**2,374.19**
Supplies/Jars	3,124.61
Total Cost of Goods Sold	**$23,852.76**
GROSS PROFIT	**$53,572.74**
Expenses	
Commissions & fees	3,917.47
Donation	305.50
Dues & Subscriptions	163.91
Fuel	687.14
gift	977.25
Grocery	2,666.36
Insurance - Liability	1,548.36
Legal & Professional Fees	350.00
License Fee	448.00
Meals and Entertainment	430.07
Office Expenses	73.88
Other General and Admin Expenses	287.72
Parking & Tolls	17.50
Product	1,910.05
QuickBooks Payments Fees	40.42
Rent or Lease	60,237.26
Repair & Maintenance	248.26
Shipping and delivery expense	703.67
Subcontractors	5,532.36
Travel	14.26
Travel Meals	94.10

Volcano Kimchi LLC

Profit and Loss
January - December 2020

	TOTAL
Utilities	69.95
Web Service	57.55
Total Expenses	**$80,781.04**
NET OPERATING INCOME	**$ -27,208.30**
Other Income	
Grant Income	22,500.00
Total Other Income	**$22,500.00**
Other Expenses	
Miscellaneous	519.14
Penalties & Settlements	27.85
Total Other Expenses	**$546.99**
NET OTHER INCOME	**$21,953.01**
NET INCOME	**$ -5,255.29**

Volcano Kimchi LLC

Balance Sheet
As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
BUSINESS CHECKING (XXXXXX -S12)	12,857.16
Cash on hand	-5,096.62
Citi 9055	15,933.00
Square Clearing	211,956.49
TIERED SAVINGS (XXXXX 1-S5)	100.00
Total Bank Accounts	**$235,750.03**
Accounts Receivable	
Accounts Receivable	4,339.00
Total Accounts Receivable	**$4,339.00**
Other Current Assets	
Uncategorized Asset	515.00
Undeposited Funds	0.00
Total Other Current Assets	**$515.00**
Total Current Assets	**$240,604.03**
TOTAL ASSETS	**$240,604.03**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	2,706.02
Total Accounts Payable	**$2,706.02**
Credit Cards	
American Express Credit Card	-4,815.18
American Express Open	4,690.47
Paypal Credit	1,022.80
Total Credit Cards	**$898.09**
Other Current Liabilities	
Loan - Ellen	12,189.71
Total Other Current Liabilities	**$12,189.71**
Total Current Liabilities	**$15,793.82**
Total Liabilities	**$15,793.82**
Equity	
Opening Balance Equity	-1,846.88
Owner Investment	7,000.00
Retained Earnings	224,912.38
Net Income	-5,255.29
Total Equity	**$224,810.21**
TOTAL LIABILITIES AND EQUITY	**$240,604.03**

Volcano Kimchi LLC

Statement of Cash Flows
January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	-5,255.29
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	-2,805.00
Uncategorized Asset	-515.00
American Express Open	16,020.76
Paypal Credit	882.58
Loan - Ellen	12,696.05
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**26,279.39**
Net cash provided by operating activities	**$21,024.10**
FINANCING ACTIVITIES	
Opening Balance Equity	-2,470.63
Net cash provided by financing activities	**$ -2,470.63**
NET CASH INCREASE FOR PERIOD	**$18,553.47**
Cash at beginning of period	217,196.56
CASH AT END OF PERIOD	**$235,750.03**